Exhibit (a)(5)(M)

Dear Colleagues,

The news of SAP’s intended acquisition of SuccessFactors brings with it much excitement about SAP’s commitment to leadership in the cloud. Building on our great assets with SAP Business ByDesign and our existing line of business solutions, the addition of SuccessFactors gives us additional strength in the fast growing segment of cloud-based line of business applications for people and talent management.

With SuccessFactors as part of our portfolio, we will be the only company that can offer end-to-end processes integrating world-class line of business cloud offerings with the most respected on-premise solutions available. The market penetration creates incredible opportunities for us to grow and expand our footprint with leading-edge cloud applications. SuccessFactors has more than 15 million subscription seats at 3,500 customers in more than 168 countries using its application suite in 35 languages. Its solutions for business alignment, team execution, people performance, and learning management are currently used by organizations of all sizes across more than 60 industries. The SuccessFactors team brings us considerable expertise in cloud delivery models and successful go-to-market strategy.

The intended acquisition brings new opportunity to our efforts at Crossgate. We will continue to execute on our plans as communicated in the all hands meeting last week and our strategic direction remains the same. Once the transaction closes, we will work with SuccessFactors to drive SAP’s leadership in the cloud.

If you have specific questions or feedback, our door is always open.

Best regards,

Stefan, Peter Maier and Peter Kuerpick